EXHIBIT 2.2

IBM/Rational Confidential

Development and Reseller Agreement

This is a Development and Reseller Agreement (this “Agreement”) between Rational Software Corporation (“Rational”) and International Business Machines Corporation (“IBM”) dated December 6, 2002. The effective date of this Agreement shall be the date on which a merger agreement is executed by Rational and IBM (“Effective Date”). The complete Agreement between the parties consists of this document and the following Attachments and Exhibits:

•	Exhibit A – Current Rational Products
•	Exhibit B – Selected Rational Products
•	Exhibit C – Rational’s Roadmap
•	Exhibit D – Additional Selected Rational Products
•	Exhibit E – Rational’s End User License

If there is a conflict among the terms of this document and any of its Attachments, the terms of this document prevail unless the Attachment expressly indicates that particular terms within the Attachment prevail.

The following are related agreements between the parties, which remain in full force and effect and remain unmodified by this Agreement unless expressly stated herein.

Confidential Disclosure Agreement No. 4997AU6147

This Agreement replaces all prior oral or written communications between the parties relating to the subject matter hereof. Both parties accept the terms of this Agreement and its Attachments and Exhibits by signing below. Once signed, any reproduction of this Agreement made by reliable means (for example, photocopy or facsimile) is considered an original, unless prohibited by local law. This Agreement may only be modified by a writing signed by both parties.

AGREED TO: INTERNATIONAL BUSINESS MACHINES CORPORATION		AGREED TO: RATIONAL SOFTWARE CORPORATION

By:	/s/ Frank A. Zammarchi	By:	/s/ Michael T. Devlin
Frank A. Zammarchi		Michael T. Devlin
Print Name		Print Name
Procurement Professional		Chief Executive Officer
Print Title		Print Title
Date:	December 6, 2002	Date:	December 6, 2002

1	Definitions.

Capitalized terms in this Agreement have the following meanings:

Acquiror shall mean a third party which has acquired control of Rational as a result of a Change of Control.

Additional Selected Rational Products shall mean those Rational products in object code form only, identified in Exhibit D to this Agreement.

Breach means a material breach by Rational or an Acquiror of Rational, as the case may be, of the development obligations set forth in Section 2.2 hereof and which material breach is not cured within sixty five (65) days after receipt from IBM of a written notice specifying in detail the nature of such material breach.

Change of Control shall mean any direct or indirect acquisition, in one transaction or a series of related transactions, by way of merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction of: (a) the assets or businesses that constitute or represent substantially all of the assets of Rational and its subsidiaries (taken as a whole); or (b) forty percent (40%) or more of the outstanding shares of Rational common stock.

Current Rational Products shall mean Rational’s computer program products specified on Exhibit A to this Agreement, in object code form only, including documentation, maintenance modifications, and enhancements thereof made generally available by Rational to its customers.

Customers shall mean, unless otherwise specified, the end-user customers for a product.

Direct Competitor of IBM shall mean any computer hardware, software and/or IT services company with annual revenue in excess of one billion dollars ($1,000,000,000.00) for at least two years prior to the relevant date.

Error shall mean any mistake, problem or defect in a Rational Product or an IBM Product that results in such product not meeting its published final specifications in a material respect.

IBM Product shall mean a computer product of IBM or software supported effort (e.g., Eclipse) of IBM which will be referenced in the Roadmap that is or will be supported by Rational in accordance with this Agreement.

Optimize or Optimized shall mean that the specified Rational Product takes sufficient advantage of the capabilities of the relevant IBM Product and: (i) to the extent technically feasible, Rational will include at least a substantially equivalent level of integration, performance and functionality as equivalent Rational products on other major platforms (including, but not limited to the extent technically feasible, the execution on and support of the IBM WebSphere Studio Workbench, the Eclipse project, and any follow-on or replacement products or projects) and/or the specified IBM hardware platform (eServer pSeries, eServer iSeries, eServer xSeries, etc.); (ii) the specified Rational Products will be maintained, enhanced and supported by Rational in a manner at least substantially equivalent to the manner in which

Rational maintains, enhances and supports the equivalent Rational products on other major platforms; and (iii) all the specified Rational Products, as well as all updates and enhancements to all such specified products, are made generally available, unless otherwise agreed to in writing, no later than ninety (90) days after the general availability of equivalent Rational products, updates and enhancements operating on any other major platforms and provided that the relevant IBM Product was available at the beginning of such ninety (90) day period. The release schedule for the Rational Products shall be as specified in Exhibit B and Exhibit D. To the extent there is no identified release schedule, such date shall be no later than ninety (90) days after the earlier of: a) Rational’s release of a substantially equivalent product on any other major platform provided that the relevant IBM Product has been generally available within a reasonable period of time of the commencement of such period; or b) the general availability of the relevant IBM Product.

Rational Products shall mean the Selected Rational Products and the Additional Selected Rational Products.

Rational Product Support shall mean the product support service that Rational generally makes available to its customers in response to a customer identifying a possible Error in the Rational Products in accordance with Rational’s standard support policies then in effect.

Roadmap shall mean the Rational product roadmap, including, but not limited to, Rational’s product development plans for the various supported platforms, which shall be set forth as Exhibit C to this Agreement.

Selected Rational Products shall mean those Current Rational Products, in object code form only, specified on Exhibit B to this Agreement.

Term shall mean the term of this Agreement, which shall commence on the Effective Date and end on the third (3rd) anniversary thereof.

2	Rational’s Responsibilities.

2.1	Rational has identified all Current Rational Products and the major platforms on which such Current Rational Products operate on an Exhibit A to this Agreement.

2.2	Subject to Section 10.6, Rational shall ensure that the Rational Products will be Optimized and will remain Optimized during the Term.

2.3
Rational has provided IBM with the initial version of the Roadmap as of the Effective Date as set forth in Exhibit C. Such initial Roadmap reflects information for the twelve (12) months following the Effective Date of this Agreement. Rational shall provide to IBM updates to the Roadmap every six (6) months after the delivery of the initial Roadmap during the Term. Such update will cover the 12-month period following the date of delivery of such update. Such updates to the Roadmap shall be signed and dated by the Rational Technical Representative and be incorporated into this Agreement as an addition to Exhibit C. All technical information, including, but not limited to Roadmaps, to be provided by one party to the other party under this Agreement will be provided to the parties’ technical representatives as follow:

IBM’s Technical Representative:	Rational’s Technical Representative:

Name: Richard Baird Title: Director, WebSphere System Plan Address: Route 100 Somers, NY 10589 Phone Number: 914-766-1228 Fax Number: 914-766-8154 Email Address: rjbaird@us.ibm.com	Name: Jim Adkins Title: VM & GM Rational Suites Group Address: 18880 Homestead Road Cupertino, CA 95014 Phone Number: 408-342-4602 Fax Number: Email Address: jadkins@rational.com

Each party will notify the other party in writing if their technical representative changes.

2.4
For the Term, Rational will use all commercially reasonable efforts to expend a comparable amount of resources, and perform comparable activities and/or programs to market, promote, sell and support Rational Products as it does for any comparable Rational products on any other major platform.

2.5
Rational shall be responsible for providing Rational Product Support to customers for Rational Products licensed, sold or distributed by IBM pursuant to Section 10.3 or 10.4 of this Agreement except for those products that have been created or modified by IBM pursuant to Section 10.3.

2.6
Rational Products licensed, sold or distributed by IBM pursuant to Sections 10.3 or 10.4, will be provided by IBM to customers under the terms of Rational’s End User License. Notwithstanding the foregoing, Rational Products that have been created or modified by IBM pursuant to Section 10.3 may be licensed under the terms of the then current IBM end user license agreement provided that such agreement is no less protective of Rational’s intellectual property rights and proprietary materials than Rational’s End User License. Rational will include a copy of Rational’s End User License with each Rational Product before Rational ships it to IBM or IBM’s customer as mutually agreed to by the parties. IBM is not a party to Rational’s End User License and does not assume any obligation for violations of it. In the event IBM reasonably requests that Rational modify its End User License to comply with the law, state commercial terms, and/or ordering and payment terms of a country, Rational agrees to: (i) consider such a request on a timely basis, and (ii) not unreasonably withhold Rational’s consent to such changes. In addition, Rational agrees to provide a reasonable number of copies of Rational’s End User License to IBM at no additional charge, written in the local language(s) of each country when required by local law or when reasonably requested by IBM. Rational agrees to promptly notify the IBM Technical Representative of any changes to its standard End User License.

2.7
Rational agrees to deliver Rational Products specified by IBM in a IBM purchase order, and will use commercially reasonable efforts to meet IBM’s requested delivery dates and quantities. Rational will notify IBM within five (5) working days of Rational’s receipt of IBM’s order if Rational cannot meet IBM’s request, and will include a proposed delivery schedule that Rational agrees to meet. IBM can accept Rational’s proposed delivery schedule or cancel the order without liability. If requested by IBM, Rational agrees to electronically confirm to IBM within two (2) working days of the date the Rational Products are shipped to IBM or IBM’s customers as mutually agreed to by the parties. Once accepted, a purchase order shall be binding on the parties in accordance with its terms provided therein, provided however any terms set forth in a purchase order that modify or add to the terms set forth in this Agreement are hereby rejected by Rational and shall be of no force or effect.

2.8
Rational agrees to provide to IBM at no additional charge, a reasonable number of copies of the Rational’s marketing materials related to the Rational Products in any available local language. Rational authorizes IBM to alter the marketing materials to indicate that IBM has the authority to market, price, license and distribute such Rational Products, if such is the case hereunder. Rational also agrees to provide to IBM a reasonable number of copies of Rational Products for demonstration purposes, as provided for in this Agreement.

2.9
Rational agrees to offer warranty and Rational Product Support to IBM customers (including, but not limited to, IBM’s internal development organizations to the extent they are licensed end users) that are at least as favorable as those Rational generally offers to its own customers for Rational Products.

2.10
Upon request, Rational will provide IBM information regarding the status of Rational Products’ compliance with the applicable requirements of Section 508 of the Rehabilitation Act of 1973, 29 U.S.C. Section 794d, as implemented by 36 C.F.R. Part 1194 which IBM may pass on to prospective or existing customers.

2.11
In the event a customer of IBM returns a Rational Product, that has been created or modified by IBM pursuant to this Agreement in accordance with Section 6.2, to IBM within a reasonable period of time for any reason whatsoever, and IBM refunds the customer for the amount paid for the Rational Product pursuant to policies equivalent to those under which IBM distributes, sells or licenses its own comparable products, Rational agrees that: (a) IBM may deduct the royalty amount paid to Rational for the returned Rational Product from the next scheduled royalty payment, or (b) Rational agrees to repay the applicable royalty amount per IBM’s instructions. Notwithstanding the foregoing, IBM will not be allowed to either deduct from a scheduled royalty payment or require Rational to repay royalties in excess of twenty (20) percent of the royalty due in any applicable calendar quarter.

2.12	Sections 2.5 through 2.9 hereof shall only apply in the event that IBM has the right to sell and distribute Rational Products under Sections 10.3 or 10.4 hereof.

3	IBM’s Responsibilities.

3.1	IBM has identified the Selected Rational Products on Exhibit B to this Agreement that will be subject to the obligations set forth herein.

3.2
Thirty (30) days after IBM’s receipt of the Roadmap, and each update to the Roadmap, IBM will identify the Additional Selected Rational Products on Exhibit D to this Agreement. All updates to Exhibit D shall be signed and dated by IBM’s Technical Coordinator, shall be provided to the Rational Technical Coordinator and, upon Rational’s approval, not to be unreasonably withheld, be incorporated into this Agreement as an addition to Exhibit D.

3.3
IBM will provide Rational at no charge with the necessary information, technical assistance and support to enable Rational to perform the development obligations hereunder. Rational will make requests for information and technical assistance in a timely manner, providing IBM a reasonable amount time of to respond.

3.4
IBM is responsible for licensing, pricing, ordering, billing and accounts receivable activities related to Rational Products which IBM may, if at all, be authorized to license, sell or distribute to customers pursuant to Sections 10.3 or 10.4 hereof.

3.5	IBM will cooperate with Rational in Rational’s efforts to market the Rational Products on the IBM WebSphere platform to internal IBM development organizations.

4	Mutual Responsibilities.

4.1
With respect to Current Rational Products that are not supported on certain platforms as of the Effective Date (e.g., XXXX for WebSphere on Linux) and which IBM desires be supported, the parties will determine which such Current Rational Products will be added to Exhibit B.

4.2
The parties will create a joint marketing fund to be jointly administered by the parties to promote joint marketing and sales of Rational Products on the IBM selected platforms within thirty (30) days of the execution of this Agreement by both parties. Specific joint marketing and sales activities will be agreed upon and documented in a joint marketing plan, which will be updated by the parties on a periodic basis. Each party will contribute two million dollars ($2,000,000.00) per year to this fund for the Term. Such contributions will be made in equal quarterly installments. Any remaining funds at the end of the Term will be shared equally between the parties.

4.3
In addition to the joint marketing fund set forth in Section 4.2, the parties will establish a joint field sales engagement team with the capacity and resources to close at least one hundred (100) new worldwide joint Rational Products/IBM WebSphere platform customer agreements per year during the Term. Appropriate representatives of both parties will meet (in person or via phone) within thirty (30) days of the Effective Date to discuss the specific details and timeframes associated with this activity.

4.4
The parties agree to work together to facilitate a reasonable amount of training as is necessary to assist IBM in the sales and support (including, but not limited to source code training in the event that IBM’s right to license, distribute and sell the

Rational Products become effective in accordance with Section 10.3 or 10.4) of Rational Products.

5	License Grants.

5.1
The only licenses granted to IBM by Rational hereunder are as set forth in Sections 10.3 and 10.4. There are no other licenses to IBM, express or implied, granted hereunder. In no event shall IBM ever have the right to distribute, license or disclose Rational source code to any third party (except for contractors working on behalf of IBM). The use of such contractors by IBM does not relieve it of its obligations under this Agreement provided that: (i) such contractors are not specifically engaged by IBM in any activities related to any competitor of Rational, and (ii) such contractors have signed a binding agreement obligating them to maintain the confidentiality of source code of, and other information with respect to, Rational Products provided to them by IBM, and provided such agreement is no less protective than similar agreements between IBM and its contractors with respect to source code of IBM.

5.2
IT Services: If IBM is authorized to license, distribute or sell Rational Products in accordance with this Agreement, then Rational will license such products under terms that permit the end users of such Rational Products obtained from IBM to retain IBM to perform Information Technology Services (“IT Services”) on their behalf. In accordance with and subject to the foregoing, Rational will permit IBM to access, use, and/or take assignment of the end user licensee’s license to such Rational Products without IBM or the licensee being required to acquire additional licenses or incur a fee solely for the purposes of IBM hosting such Rational Product in the same manner as, and subject to the same restriction applicable to, the end user. In addition, IBM and the licensee will not owe Rational a fee to transfer the applicable Rational Products in accordance with the foregoing to an IBM computer system, which is of like configuration as the computer system for which the Rational Products were licensed. The Rational Products will be used only on behalf of the end user. Upon expiration or termination of the agreement to provide IT Services to the licensee, IBM’s right to use the Rational Products pursuant to the terms of this Section 5.2 will terminate.

5.3
Except as otherwise provided herein, IBM may exercise any of its rights and licenses granted under this Agreement and perform any of its obligations hereunder through any of its wholly owned subsidiaries, subcontractors and IBM Business Partners. The use of such entities by IBM does not relieve it of its obligations under this Agreement.

5.4
If and when IBM exercises its license, sale and distribution rights under Sections 10.3 or 10.4, IBM customers may include agencies or other units of a government, or third parties under contract with a government (“Public Sector”). In the event a Public Sector customer requires modifications to Rational’s End User License, Rational agrees to negotiate in good faith such requested modifications with IBM and the Public Sector customer, including the possibility of authorizing IBM to become the licensor of Rational Products.

6	Royalties.

6.1
To the extent that IBM licenses, distributes or resells Rational Products pursuant to Sections 10.3 or 10.4 of this Agreement, IBM will pay to Rational thirty percent (30%) of IBM’s gross revenue (subject to a minimum set forth in Section 6.5 below) received by IBM (or any entity permitted to exercise IBM’s rights in accordance with Section 5.2) from the distribution or resale of such Rational Products including any Rational Products created or modified by IBM pursuant to Section 10.3 hereunder. Payment shall be made to Rational in U.S. dollars, sixty (60) days following the close of the calendar quarter during which such revenue for the resale or license of Rational Products is received unless the last day of the month falls on a weekend or holiday, in which case payment will be made on the next business day.

6.2
A calendar quarter is normally based on a U.S. calendar quarter (e.g., January 1 through March 31); however, the actual start and end date of the calendar quarter may differ by country based on IBM’s current administration practices for that country. IBM’s payments to Rational will be subject to any withholding tax requirement and/or any applicable transaction based taxes (including, without limitation, sales and value-add taxes), and shall be net of refunds and adjustments reasonably and actually granted to customers (e.g., for special bids, returns or customer concessions). IBM will maintain relevant records to support all payments for a period of two (2) year from the date a payment is made. Payment will be made by either electronic funds transfer, or by mail, and is deemed to be made on the date of transfer or mailing, as applicable. Payments based on foreign revenue will be converted to U.S. dollars at the rate of exchange published by Reuters Financial Service on approximately the same day each month. IBM is not obligated to sell any minimum quantities or make any other payments to Rational related to the Rational Products and/or Support (for example, under any IBM Business Partner Agreement). The royalty payments set forth herein fully compensate Rational for its performance under, and for the rights and licenses granted in, this Agreement. IBM shall have full freedom and flexibility in pricing the Rational Products and new Additional Selected Rational Products created by IBM and/or Support.

6.3
At reasonable times during the Term when IBM has the right to resell Rational Products and for nine (9) months thereafter, a third party representative of Rational reasonably acceptable to IBM, upon reasonable notice and during IBM’s normal business hours, shall have the right to conduct an audit of only those relevant portions of IBM’s books and records to verify compliance with IBM’s royalty obligations hereunder. IBM immediately shall pay any overdue payments. Audit(s) may be conducted no more than once a year. Rational shall bear the costs of the audits; unless an audit reveals overdue payments in excess of ten percent (10%) of the total amount payable for any calendar quarter, in which case IBM shall pay the costs of such audit.

6.4
IBM has no payment obligation for Rational Products used for the following purposes in connection with the exercise by IBM of its rights to distribute or resell Rational Products in accordance with Sections 10.3 or 10.4:

•	marketing, demonstrations, customer evaluations and trial use;
•	Rational Product training and education;
•	Product Support;
•	backup and archival purposes;
•	bug fixes and Error corrections; or
•	warranty replacement copies of the Rational Products.
•	In addition, IBM shall have no payment obligation to Rational for the license rights to the source code for the Rational Products hereunder.

6.5
Regardless of the actual amount received by Rational from the distribution or resale of Rational Products, in no event shall the royalty payment due Rational be less than thirty percent (30%) of the then current list price for such Rational Product (hereinafter referred to as “Minimum Royalty”). For purposes of determining the Minimum Royalty due, the list price for any given Rational Product shall not exceed the street price for such Rational Product by more than fifteen percent (15%).

7	Warranties.

To the extent that IBM has rights to distribute the Rational Products pursuant to Sections 10.3 and 10.4, Rational represents and warrants on an ongoing basis that:

(i)
Rational has sufficient rights to the Rational Products (including associated marks and names) to grant IBM the rights specified in this Agreement, and to grant customers the rights specified in Rational’s End User License;

(ii)	the Rational Products conform to their published specifications and any written representations made by Rational to IBM or its customers;

(iii)
the Rational Products (including, but not limited to, marketing materials) do not infringe any patent, copyright, trademark or trade secret or any other intellectual property rights of any third party, and do not contain any virus or other harmful code;

(iv)	upon the Effective Date of this Agreement, Rational is not aware of any claims against Rational regarding the Rational Products;

(v)
Rational complies with any and all laws and/or regulations, including, but not limited to, export laws and/or regulations regarding: (a) the classification of the Rational Products; and (b) distribution of encrypted code contained in the Rational Products; and

(vi)
where applicable, the Rational Products are euro-ready such that they will correctly process, send, receive, present, store, and convert monetary data in the euro denomination, respecting the euro currency formatting conventions (including the euro symbol).

8	Indemnification.

During the Term, IBM will defend and indemnify and hold harmless Rational, its subsidiaries and their successors and assigns, and any of their respective employees and agents, against any losses, expenses (including attorneys’ fees), liabilities or damages that any of them may suffer or incur during the Term as a result of any third party claims against any of them based on IBM’s distribution of Rational Products except for liabilities, losses or claims that arise from Rational’s acts or omissions, and including with respect to any Rational Products that may have been modified by IBM hereunder. To the extent that IBM has rights to distribute the Rational Products pursuant to Sections 10.3 and 10.4, Rational will defend and indemnify IBM, its customers and its and their end users, if a third party makes a claim against them, whether actual or alleged, based on Rational’s breach of any of the warranties contained in Section 7, entitled “Warranty” and/or based on or related to Rational’s End User License. If an infringement claim of any type appears likely or is made against IBM or customers, about a Rational Product, Rational will obtain the necessary rights for IBM and customers to continue exercising all rights granted under this Agreement, or Rational will modify the Rational Product or its name so that it is non-infringing, or replace it with a Rational Product that is functionally equivalent. In addition to any remedies specified in this Agreement, IBM may pursue any other remedy it may have in law or in equity. Rational will pay any settlement amounts Rational authorizes and all costs, damages and attorneys’ fees that a court finally awards if IBM promptly provides Rational notice of the claim, and allows Rational to control and cooperates with Rational in the defense of the claim and settlement negotiations. IBM may participate in the proceedings at its option and expense.

9.	Limitation of Liability.

EXCEPT FOR CLAIMS ARISING UNDER SECTION 8, ENTITLED “INDEMNIFICATION”, OR AS PROVIDED IN THE CDA, NEITHER PARTY SHALL BE LIABLE UNDER THIS AGREEMENT TO THE OTHER FOR ANY ECONOMIC CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS OR SAVINGS) OR INCIDENTAL DAMAGES, EVEN IF ADVISED THAT THEY MAY OCCUR.

10.	Term, Termination, Material Breach, and Change of Control.

10.1	Term.

(a)	The Agreement shall be in effect for the Term unless earlier terminated in accordance with Sections 10.1(b), 10.2 or 10.3.

(b)
Notwithstanding anything to the contrary herein, including in Section 10.2, either party (the “Terminating Party”) may terminate this Agreement without future liability or cause on or after the first (1st) anniversary of the execution of this Agreement in the event that prior to such first (1st) anniversary Rational has not entered into an agreement with a Direct Competitor of IBM providing for a Change in Control or been the subject of a Change of Control transaction involving a Direct Competitor of IBM. The Terminating Party must provide the other party with at least seventy five (75) days’ prior written notice before terminating this Agreement pursuant to this Section 10.1(b).

10.2
Change of Control. In the event of a Change of Control, this Agreement shall be assumed by the Acquiror; provided, however, that in such event, without limiting any termination rights the Acquiror may have pursuant to Section 10.1(b), the Acquiror will have the option, on written notice to IBM, to terminate this Agreement following a wind-down period (the “Wind-down Period”). Should Acquiror elect not to exercise such option, the Agreement shall continue in accordance with its terms. The Wind-down Period will end on the first to occur of: (i) the second (2nd) anniversary of the notice of the option to terminate by Acquiror, or (ii) the end of the Term. During the Wind-down Period, the Acquiror will continue Rational’s obligations: (i) provided in Section 2.2 of this Agreement with respect to existing Selected Rational Products delivered as of the commencement of the Wind-down Period, and (ii) provided in Section 2.2 of this Agreement with respect to Additional Selected Rational Products that are included in the most recent Roadmap as of the date Acquiror provides notice of termination and that are scheduled for completion before the end of the Wind-down Period. Should an Acquiror elect to terminate this Agreement under this Section 10.2, IBM shall have the option to terminate its obligations specified in Sections 3.5 and 4.2 (provided that the non-terminating party will have no obligation to refund any monies expended by the other party under Sections 4.2 and 4.3 of this Agreement), effective at the end of the Wind-down Period.

10.3	Direct Competitor Change of Control.

(a)
If following a Change of Control to a Direct Competitor of IBM (such event a “Direct Competitor Change of Control”) the Acquiror commits a Breach, IBM will have the right to receive, upon request, during the remainder of the Wind-down Period, a limited, nonexclusive, personal and non-transferable, non-sublicensable license to internally use, prepare derivative works of, and copy source code, and to distribute (in the same form (object and source) distributed by Rational) to customers such Rational Products as necessary for IBM to remedy the Breach and achieve the same result that it would have had had such Breach not occurred. Such license will be limited to that scope necessary for IBM to achieve the same result that it would have had had such Breach not occurred. In addition, if such a Breach should occur IBM will have the right to distribute (i) all existing Rational Products and (ii) any new Additional Selected Rational Products created by IBM in accordance with the foregoing; provided that IBM pays Rational the Royalty set forth in Section 6.1.

(b)
The source code of all Rational Products will be deposited in escrow on a regularly scheduled basis under the terms of an Escrow Agreement to be agreed to by the parties. Unless otherwise agreed to by the parties in writing, IBM will have no obligation to provide to Rational any changes to the Rational source code made by IBM in accordance with the foregoing. IBM agrees to destroy such changes to the Rational source code upon the termination of all license rights granted to IBM by Rational under this Agreement and to return or destroy, at Rational’s option, all other source code provided by Rational to IBM.

(c)	The license granted to IBM under Section 10.3(a) in the event of a Breach following a Direct Competitor Change of Control will not limit any other remedy available to IBM under law or in equity.

(d)
Notwithstanding anything to the contrary in this Agreement, the licenses granted to IBM in Section 10.3(a) upon a Breach shall also extend for a period of twenty-four (24) months days after the Wind-down Period solely to the extent necessary for IBM to use such source code internally to provide maintenance to customers who have acquired Rational Products from IBM prior to the end of the Wind-down Period.

10.4
Resale Rights Upon Breach. If no Direct Competitor Change of Control occurs and there is a Breach, IBM will have the right to resell, for the balance of the Term, Rational Products in connection with the sale of IBM Products in return for IBM paying to Rational the royalty set forth in Section 6.1 of this Agreement.

10.5
To the extent that IBM sells or distributes Rational Products or new Additional Selected Rational Products created by IBM as set forth in Section 10.3(a), at the end of the Term, or the end of the Wind-down Period if such Wind-down Period applies, IBM will either pay Rational for, return to Rational, or destroy, any copies of the Rational Products or new Additional Selected Rational Products created by IBM which IBM has in its inventory. IBM may continue marketing any Rational Products or new Additional Selected Rational Products created by IBM in its inventory and distribution channels at the time of termination or expiration of the Agreement and fill any orders received prior to termination or expiration of the Agreement for a period not to exceed one hundred twenty (120) days from the expiration or termination of this Agreement. Any payment obligations by IBM, as well as any of Rational’s Product Support obligations set forth in Section 2.5 shall survive and continue after termination or expiration of this Agreement. All rights and licenses granted to IBM’s customers and to IBM for internal use in accordance with the terms of this Agreement shall survive and continue and shall in no way be affected by the termination or expiration of this Agreement.

10.6
IBM Breach. To the extent that Rational believes IBM is in breach of its obligations in Section 3.3 hereunder, Rational shall promptly advise IBM in writing thereof stating in reasonable detail the information and/or technical assistance it requires. IBM shall have a one hundred twenty (120) day cure period after receipt of such writing from Rational to, in IBM’s sole discretion:

(a)	provide the information and/or technical assistance Rational states is required;

(b)	reach agreement with Rational with respect to the information and/or technical assistance Rational requires and provide that information and or technical assistance; or

(c)	provide Rational such information and/or technical assistance as reasonably deemed appropriate by IBM. If IBM elects this option (c),

the parties shall in good faith adjust Rational’s development obligations hereunder to what one skilled in the art could do based on the information and/or technical assistance that was or has been made available to Rational.

In the event that IBM does not exercise the options specified in Subsections (a), (b) or (c) above, Rational’s development obligations with respect to the relevant project shall terminate following the one hundred twenty (120) day cure period as specified in this Section 10.6.

Any information provided by IBM under this Section shall be considered IBM Confidential under the terms of Confidential Disclosure Agreement No. 4997AU6147.

Notwithstanding the above, for the cure period specified in this Section 10.6, Rational’s development obligations shall to the extent technically feasible in light of the foregoing, continue and shall not be interrupted by Rational’s claim that IBM is in breach of Section 3.3 of this Agreement.

11	Information.

Except as expressly stated in this Agreement, all information exchanged under this Agreement is non-confidential. In the event that Rational provides source code of a Rational Product to IBM, such source code shall be deemed confidential information and shall be provided under the terms and conditions of Confidential Disclosure Agreement Number 4997AU6147 (the “CDA”) and an applicable CDA Supplement to be executed by the parties. Neither party shall disclose the terms of this Agreement to any third party without the other party’s prior written consent, except to the extent necessary to establish each party’s rights hereunder, as required by applicable law or regulations, in connection with any change of control transaction or any financial transaction of a party.

12	Taxes.

Each party is responsible for complying with the collection, payment, and reporting of all taxes imposed by any governmental authority applicable to its activities in connection with the sale, lease, delivery or license of the Rational Products under this Agreement. Neither party is responsible for taxes that may be imposed on the other party. Situations may arise where governmental authorities require IBM to withhold from amounts payable to Rational. In such cases, IBM may withhold the amount of taxes due from payments to be made to Rational under this Agreement and remit the taxes withheld to the governmental authority. Upon request, IBM will provide Rational with documentation justifying the withholding amount.

13	Privacy.

In the course of conducting their respective businesses, IBM and Rational collect and process certain personal information about their customers, business partners, prospects, suppliers and other business contacts. This might include an individual’s name, business or home address, telephone number, e-mail address, and other information about the individual. As global companies, their business processes extend to more than one country and may result in worldwide processing and use of such personal data internally, and in appropriate circumstances, outside of IBM or Rational, as the case may be. Subject to any rights and obligations of either party with respect to confidential information exchanged under the terms of the CDA or a separate written confidentiality agreement between the parties, each party agrees that the other may use and share such personal information within its enterprise and with other third parties in connection with this Agreement; provide that each party agrees to fulfill legal requirements necessary to make such disclosures, use and transfer of such information lawful.

14	General.

14.1
Except as set forth in Section 4, this Agreement is not to be construed as a commitment or obligation, express or implied, on the part of IBM to market, sell, purchase or license any Rational Products. Neither party guarantees the success of any marketing effort it engages in for the Rational Products and/or the Rational Product created or modified by IBM. Either party may independently develop, acquire, and market materials, equipment, or programs that may be competitive with the other party’s products or services.

14.2	Each party is responsible for its own costs, including all business, travel and living expenses incurred by the performance of this Agreement.

14.3	Neither party has relied on any promises, inducements or representations by the other, except those expressly stated in this Agreement.

14.4	Neither Rational nor IBM may assign this Agreement or its obligations under this Agreement without the other party’s prior written consent, except as provided in Section 10.2.

14.5
Neither party will bring a legal action against the other more than two (2) years after the cause of action arose. Each party waives a jury trial in any dispute. Failure by either party to demand strict performance or to exercise a right does not prevent either party from doing so later.

14.6
The parties are independent contractors. Each party assumes full responsibility for the actions of its personnel while performing its obligations under this Agreement and is solely responsible for their direction and compensation. This Agreement does not create any obligations for IBM in any way limiting or restricting the assignment of its employees subject to IBM’s obligations hereunder and under any other agreement between the parties with respect to Rational’s confidential information disclosed to IBM hereunder.

14.7
The Agreement shall be governed by the laws of the State of New York without regard to its principles of conflicts of law as if this Agreement was executed in, and fully performed within, the State of New York. The parties agree to the exclusive jurisdiction of the state or federal courts of New York for the resolution of any disputes with respect to this Agreement. The United Nations’ Convention on the International Sale of Goods does not apply.